Exhibit 99.1

VIA optronics Forms Strategic Partnership with SigmaSense to Develop
New Touch Sensing Solutions

Nuremberg, Germany: June 9, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, has formed a strategic partnership with SigmaSense, a global leader in touch sensing performance. As part of the strategic partnership, VIA has made a financial investment into SigmaSense and expanded their collaboration to develop new touch solutions for automotive applications, industrial displays and consumer electronics.

“We are excited to announce our expanded collaboration and investment in SigmaSense. Combining the SigmaSense technology with our metal mesh touch capabilities will not only allow us to offer enhanced touch resolution and quality, we will also be able to provide new and exciting touch functionalities,” said Jürgen Eichner, CEO & Founder of VIA. “With SigmaSense, we can deliver next level interactive user experiences while also applying new innovations across industries, from the consumer market to the high end automotive and industrial markets.”

SigmaSense is pioneering a digital transformation to low-power, multi-frequency, analog to digital converters (ADC), which have continuous driving and sensing of analog systems. SigmaSense’s touch sensing technologies facilitate significant touch performance improvement and can offer between 100 and 1,000 times better signal-to-noise ratio (SNR) than solutions currently available in the market. This level of performance compares favorably with many of today’s mobile phones, even on full-width dashboards using complex glass shapes or flexible polymers. This allows the touch sensing technology of SigmaSense to work in the harshest and most challenging environments like rain or snow, even while wearing thick winter gloves.

Rick Seger, CEO & Co-founder of SigmaSense, added: “We’re delighted to be working closely with VIA on delivering new, innovative touch experiences in harsh and demanding conditions. VIA’s confidence to invest in SigmaSense will also accelerate our collaboration to take full advantage of our combined strengths in advanced displays and user interfaces.”

The Society for Information Display recently awarded SigmaSense the esteemed 2021 Display Component of the Year Award. The 2021 Display Industry Awards honors innovative display products, components, and applications that hold the most promise for shaping the future of the global display industry.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-

end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

About SigmaSense:
SigmaSense, a global leader in touch sensing performance, brings the best user experiences to products ranging from mobile phones and laptops to large monitors and digital signage. SigmaSense is pioneering a comprehensive sensing technology that delivers 100 to 1,000 times improved SNR performance that was previously not possible. SigmaVision™ capacitive imaging technology provides touch, pressure, and object detection to the sensing surface, enabling a new generation of perceptive devices that are interactive and engaging. SigmaHover™ provides a superior touchless experience for public displays and any other device that uses touch sensors. Headquartered in Austin, Texas, SigmaSense provides semiconductor products with software, development tools and support. For more information, please visit www.sigmasense.com.

Investor Relations for VIA optronics:
The Blueshirt Group
Monica Gould
Monica@blueshirtgroup.com
212-871-3927

Lindsay Savarese
Lindsay@blueshirtgroup.com
212-331-8417

Media:
Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
+49-911-597 575-302

Investor Relations for SigmaSense:
MZ North America
Brian M. Prenoveau, CFA
brian.prenoveau@mzgroup.us
561-489-5315

Source: VIA optronics AG